SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

International Electronics, Inc.

(Name of Subject Company)

International Electronics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

John Waldstein
President, Chief Executive Officer, Treasurer, Chief Financial Officer and Chairman of the Board
International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts 02021
(781) 821-5566

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

James W. Hackett, Jr., Esq.
Frederick P. Callori, Esq.
Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110
(617) 248-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on March 20, 2007, Amendment No. 2 filed with the SEC on March 28, 2007, Amendment No. 3 filed with the SEC on April 2, 2007, and Amendment No. 4 filed with the SEC on April 13, 2007 (as amended and supplemented, the “Statement”) by International Electronics, Inc., a Massachusetts corporation (the “Company” or “IEI”), relating to the tender offer by RISCO Ltd., through its Rokonet Industries, U.S.A., Inc. subsidiary (“RISCO”), to acquire all of the Company’s issued and outstanding capital stock at a price of $4.00 per share, upon the terms and subject to the conditions described in the Tender Offer Statement of Schedule TO originally filed by RISCO with the SEC on March 6, 2007 (as amended and supplemented, the “Schedule TO”).

Item 2.    Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented by adding the following new paragraph at the end of Item 2:

“On April 30, 2007, RISCO issued a press release and filed an amendment to the Schedule TO announcing that it was amending the Tender Offer to increase the price to be paid per Share to $4.00, waive RISCO’s right to reduce the price of the Tender Offer while its Tender Offer is outstanding, and reduce the numbers of shares required to be validly tendered and not withdrawn in RISCO’s Tender Offer to 50.1% of the outstanding shares (on a fully-diluted basis) (the “Revised Tender Offer”).”

Item 4.    The Solicitation or Recommendation.

(a)           Recommendation.

The Statement is hereby amended to include the following paragraphs at end of Item 4(a):

“The Board of Directors, after careful consideration, has unanimously determined at a meeting duly held on May 2, 2007, that the Revised Tender Offer is inadequate and not in the best interests of the Company’s shareholders (other than RISCO and its affiliates).  ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS REJECT THE REVISED TENDER OFFER AND NOT TENDER THEIR SHARES.  In reaching its conclusion and making its recommendation, the Board of Directors identified a number of reasons including, but not limited to, the reasons described in clause (c) below.

“A press release announcing the Board of Directors’ recommendation has been filed as Exhibit a(6) hereto and is incorporated by reference herein.”

(b)           Background.

The Statement is hereby amended to include the following paragraphs at the end of Item 4(b):

“The Company received certain offers from other parties following RISCO’s initial offer.  The Board of Directors has engaged in discussions with and is considering these other offers.

“On May 2, 2007, the Board of Directors held a telephonic meeting to discuss the Revised Tender Offer.  The Board of Directors carefully considered the Revised Tender Offer and decided to recommend that the Company’s shareholders not tender their shares in the Revised Tender Offer.”

(c)           Reasons for the Recommendation.

The Statement is hereby amended to include the following paragraphs at the end of Item 4(c):

“In reaching the conclusion that the Revised Tender Offer is inadequate from a financial point of view to the Company’s shareholders and not in the best interest of either the Company or its shareholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•                  The Revised Tender Offer is substantially less than certain offers that IEI has received since RISCO made its first offer at $3.50 per Share.

•                  The Board’s commitment to the long-term interests of the Company and its shareholders, and to continuing to execute on its long-term plan;

•                  The Board of Directors’ belief that the Revised Tender Offer price is inadequate and that it does not reflect the Company’s established position in the security market and the long-term value inherent in the Company, and in particular the growing value of its security business and its PowerKey Wireless Industrial Fleet Management Product Line;

•                  The Board of Directors’ understanding of and familiarity with the Company’s business, financial condition, current business strategy and future prospects, which management and the Board of Directors believes have not been fully reflected in the Company’s results of operations or Share price, even with the improved financial performance of the Company beginning in the fourth quarter of 2006;

•                  The Board’s view that the Revised Tender Offer does not adequately compensate the Company’s shareholders for transferring control of the Company to RISCO; and

•                  The fact that the Revised Tender Offer is highly conditional—even with the reduction in the minimum tender condition to now require that at least 50.1% of the outstanding Shares (on a fully-diluted basis) be validly tendered and not withdrawn—which conditions result in significant uncertainty that the Offer will be consummated;

The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses all of the material information and factors considered by the Board of Directors in its consideration of the Revised Tender Offer.  In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations.  The Board of Directors’ determination was made after consideration of the factors taken as a whole.  Individual members of the Board of Directors may have given differing weights to different factors.  In addition, in arriving at their respective recommendations, the members of the Board of Directors were aware of the interests of certain officers and directors of the Company as described under Item 3 above.

Item 9.    Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.

a(6)         Press Release issued by International Electronics, Inc., dated May 3, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL ELECTRONICS, INC

	By:	/s/ John Waldstein
John Waldstein
President, Chief Executive Officer,
Treasurer, Chief Financial Officer
and Chairman of the Board
Date: May 3, 2007